                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2003

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: March 3, 2003               By:  /s/ Scott Ewart
                                     -------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer


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                             MATERIAL CHANGE REPORT

                                   PURSUANT TO

              SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA
                 SECTION 118(2) OF THE SECURITIES ACT (ALBERTA)
               SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)
                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
                SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
               SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

ITEM 1:  REPORTING ISSUER

                  AT&T Canada Inc.
                  Suite 1600
                  200 Wellington Street West
                  Toronto ON  M5V 3G2

ITEM 2:  DATE OF MATERIAL CHANGE

                  February 25, 2003

ITEM 3:  PRESS RELEASE

                  The attached press release was issued by AT&T Canada Inc. on February 25, 2003.

ITEM 4:  SUMMARY OF MATERIAL CHANGE

                  On February 25, 2003 AT&T Canada Inc. ("AT&T Canada" or the "Company") announced that the Ontario Superior Court of Justice and the U.S. Bankruptcy Court approved the Company's restructuring plan (the "Plan").

                  AT&T Canada expects to emerge from CCAA proceedings on April 1, 2003, with an anticipated record date of March 25, 2003 for bondholders and other affected creditors to receive a distribution under the Plan.

                  AT&T Canada also obtained an order from the Court granting AT&T Canada and certain affiliates an extension of its stay period under the CCAA until implementation of the Plan.

ITEM 5:  FULL DESCRIPTION OF MATERIAL CHANGE

                  See the attached press release of AT&T Canada Inc. which is hereby incorporated by reference.

ITEM 6:  RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

                  Not applicable.

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                                     -2-

ITEM 7:  OMITTED INFORMATION

                  Not applicable.

ITEM 8:  SENIOR OFFICER - FOR FURTHER INFORMATION CONTACT:

                  For further information, contact Scott Ewart at (416) 345-2000

ITEM 9:  STATEMENT OF SENIOR OFFICER

                  The foregoing accurately discloses the material change referred to herein.

                  DATED at Toronto, Ontario this _______ day of March, 2003.

                                AT&T CANADA INC.


                                By:  "SCOTT EWART"
                                   ---------------------------------------------
                                Name:  Scott Ewart
                                Title: Senior Vice President and General
                                       Counsel and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.


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                                                                        [LOGO]



               AT&T CANADA'S RESTRUCTURING PLAN APPROVED BY COURT

        COMPANY EXPECTS TO EMERGE FROM CCAA PROCEEDINGS ON APRIL 1, 2003


TORONTO, ON (FEBRUARY 25, 2003) -- AT&T Canada Inc. today announced that the Ontario Superior Court of Justice and the U.S. Bankruptcy Court have both approved the Company's Restructuring Plan ("the Plan") at hearings held earlier today. Having secured the necessary creditor and court approvals, AT&T Canada expects to emerge from CCAA proceedings on April 1, 2003 as an independent company with positive cash flow and net income, and no long-term debt.

"Upon emergence from the CCAA process, our Company will have a strong financial foundation from which to grow as a highly competitive leader in the Canadian telecom marketplace," said John McLennan, AT&T Canada's Vice Chairman and CEO. "We will be well positioned to generate value for our new shareholders and our customers, suppliers and employees.

"We are pleased that we are on schedule to complete the CCAA process in less than six months, as planned, without any disruption to our operations."

On February 20, 2003 the Company's Plan was approved by 91% of the Company's bondholders and other affected creditors that voted, representing 99% of the total value of affected claims that were voted at the meeting.

Based on a scheduled Plan implementation date of April 1, 2003, the anticipated record date for bondholders and other affected creditors to receive a distribution under the Plan is March 25, 2003. AT&T Canada said that it intends to indicate by public notice on or about March 26, 2003 the approximate amount of cash and shares that will be distributed based on various assumed claim levels to its bondholders and other affected creditors upon implementation of the Plan. As stated previously, the amount will be a pro-rata distribution of cash in an aggregate amount which is estimated to be $240 million but not less than $200 million.

In today's hearing, the Company also obtained an order from the Court granting AT&T Canada and certain affiliates an extension of its stay period under CCAA until implementation of the Plan.

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ABOUT THE COMPANY:
AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. Please visit AT&T Canada's web site, www.attcanada.com for more information about the Company.

NOTE FOR INVESTORS:
This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

                                    -30-

FOR FURTHER INFORMATION:

MEDIA:
May Chiarot, (416) 345-2342, may.chiarot@attcanada.com;
                             -------------------------

INVESTORS AND ANALYSTS:
Brock Robertson, (416) 345-3125, brock.robertson@attcanada.com;
                                 -----------------------------
Dan Coombes, (416) 345-2326, dan.coombes@attcanada.com
                             -------------------------